September 30, 2008

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Life Insurance Company intends to purchase the following shares (the “Shares”):

	Purchase	Shares
Principal Funds, Inc. -	Amount	Purchased

International Value Fund I, Class I	$100,000	10,000
Core Plus Bond Fund I, Class I	$25,000	2,500
Core Plus Bond Fund I, Class R-1	$15,000	1,500
Core Plus Bond Fund I, Class R-2	$15,000	1,500
Core Plus Bond Fund I, Class R-3	$15,000	1,500
Core Plus Bond Fund I, Class R-4	$15,000	1,500
Core Plus Bond Fund I, Class R-5	$15,000	1,500

Each share has a par value of $10.00 per share. In connection with such purchase, Principal
Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL LIFE INSURANCE COMPANY

BY /s/ Michael D. Roughton
Michael D. Roughton
Vice President and Associate General Counsel